

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 19, 2022

Edward Smith
Chief Financial Officer
LAVA Therapeutics NV
Yalelaan 60
3584 CM Utrecht
The Netherlands

> **Re: LAVA Therapeutics NV**
> **Registration Statement on Form F-3**
> **Filed April 12, 2022**
> **File No. 333-264246**

Dear Mr. Smith:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Dorrie Yale at 202-551-8776 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Peter Jaslow